UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline Ltd. (the “Company”) on December 20, 2022, announcing that the Special General Meeting of shareholders of the Company was held on December 20, 2022, at 8:00 a.m. local time, at Par-la-Ville Place, 4(th) Floor, 14 Par-la-Ville Road, Hamilton, Bermuda, and the shareholders of the Company approved, among other things, the Company’s redomiciliation from Bermuda to the Republic of Cyprus under the name Frontline plc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: December 20, 2022	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRO – SPECIAL GENERAL MEETING APPROVES THE REDOMICILIATION OF FRONTLINE TO CYPRUS

20.12.2022

Frontline Ltd. ("Frontline" or the "Company") (NYSE: FRO - OSE: FRO) announces that a Special General Meeting of Shareholders was held on December 20, 2022, at 8:00 a.m. local time, at Par‑la-Ville Place, 4(th) Floor, 14 Par-la-Ville Road, Hamilton, Bermuda.

The proposals set out below were all approved by Frontline’s shareholders at the Special General Meeting:

* * *

Increase of Authorized Share Capital

To approve an increase of Frontline’s authorized share capital from $500,000,000 (divided into 500,000,000 ordinary shares, par value $1.00), to $600,000,000 (divided into 600,000,000 ordinary shares, par value $1.00), by the creation of an additional 100,000,000 ordinary shares, par value $1.00, with such newly created ordinary shares to be of the same category and have the same rights and to rank pari passu with the existing ordinary shares in all respects.

Redomicilitation
To approve:-
(a)
re-domicile Frontline by way of discontinuation out of Bermuda and continue as a public company limited by shares incorporated in the Republic of Cyprus (“Cyprus”) under the name of Frontline Plc (the “Redomiciliation”);

(b)
an amendment to the Company’s current Amended and Restated Bye-Laws, to include a provision allowing for the Company’s redomiciliation out of Bermuda as required under the laws of Cyprus (the “Discontinuation Amendment”);

(c)
adopt, upon the Redomiciliation taking effect by issuance of the temporary certificate of continuation in Cyprus, the Amended and Restated Memorandum and Articles of Association governed by the laws of Cyprus, in place of Frontline’s current Memorandum of Association and Frontline’s current Amended and Restated Bye-Laws including as amended by the proposed Discontinuation Amendment (the “Current Constitution”) and which will abolish and replace the Current Constitution upon the Redomiciliation;

(d)
Frontline’s appointment of Marios Saveriades and/or Constantinos Saveriades, both of K.C. Saveriades & Co. LLC of Limassol, Cyprus as the authorized representative(s) in Cyprus to effect the Redomiciliation and sign all necessary applications and statutory declarations;

(e)	Further to approve:
(i)	8, John Kennedy Street, Iris House, Off. 740B, 3106 Limassol, Cyprus as the registered address of Frontline Plc;

(ii)	(the resignations of James Ayers and Marios Saveriades as secretary and assistant secretary of Frontline (Bermuda), respectively, and the appointment of Marios Saveriades as Secretary of Frontline;

(iii)	the appointment of PricewaterhouseCoopers Ltd. Cyprus as local statutory auditors of Frontline Plc; and

(iv)
the continuation of the current directors of Frontline (Bermuda), namely John Fredriksen, James O’Shaughnessy, Ola Lorentzon, Steen Jakobsen, Ole B. Hjertaker and Marios Demetriades, as the directors of Frontline Plc.

* * *

As will follow from these resolutions, Frontline’s shareholders have approved the Redomiciliation of the Company to the Republic of Cyprus under the name of Frontline plc. The Redomiciliation is described in further details in the final proxy statement and prospectus that was mailed to shareholders of record, and included in the Company’s announcement of the Special General Meeting, on December 6, 2022 (the “Proxy Statement/Prospectus”).

The Redomiciliation remains subject to certain final conditions as set forth in the Proxy Statement/Prospectus, including the issuance of a temporary redomiciliation certificate (the "Temporary Redomiciliation Certificate") by the Registrar of Companies and Official Receiver of the Republic of Cyprus (the "Cyprus Companies' Registry"). If such remaining conditions are satisfied, the Redomiciliation is expected to be completed by December 31, 2022 or shortly thereafter following which the Company's shares will continue to trade on the New York Stock Exchange and the Oslo Stock Exchange under the existing ticker symbol FRO.

Frontline will issue a separate announcement prior to the effective date of the Redomiciliation, including key information relating to the change of the ISIN and CUSIP numbers that identify Frontline’s shares. Following the Redomiciliation, Frontline plc's new ISIN will be CY0200352116 and new CUSIP will be M46528101. Frontline plc’s LEI number will not be affected by the Redomiciliation and will remain the same. Following the effective date of the Redomiciliation, shareholders of Frontline will hold one share of Frontline plc for each ordinary share of Frontline held prior to the Redomiciliation.

Upon effectiveness of the Redomiciliation, the rights of shareholders of Frontline plc will arise under Cyprus law and the Amended and Restated Memorandum and Articles of Association (the “Frontline Cyprus Charter”). The Frontline Cyprus Charter, as approved at the Special General Meeting, will be effective from the date the Temporary Redomiciliation Certificate is issued by the Cyprus Companies' Registry. The Company’s existing Memorandum of Association and Amended and Restated Bye-Laws, as amended by the Discontinuation Amendment (the “Current Constitution”), as approved at the Special General Meeting, will be replaced in their entirety and abolished by operation of law on the date the Temporary Certificate of Redomiciliation is issued. The Frontline Cyprus Charter and Cyprus law contain provisions that differ in some respects from those in Frontline's Current Constitution and Bermuda law. In view of the differences between Cyprus law and Bermuda law, some rights as a shareholder of Frontline plc (Cyprus) could differ materially from the current shareholder rights of Frontline Ltd. (Bermuda). The Frontline Cyprus Charter will be substantially the same as the Current Constitution, subject to changes to conform to Cyprus law, noting that the Frontline Cyprus Charter will contain certain additional interim governance provisions.

For additional information on the differences in Bermuda and Cyprus corporate law, see the section entitled “Comparison of Bermuda and Cyprus Corporate Law" of the Proxy Statement/Prospectus, which includes a description of material provisions under the law of Bermuda and the law of Cyprus relating shareholder rights.

Upon effectiveness of the Redomiciliation, Cyprus will become the Company's "home member state" for the purposes of the European Parliament and of the Council of 15 December 2004 on the harmonisation of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market and amending Directive 2001/34/EC (the EU Transparency Directive). Following the Redomiciliation, Frontline plc’s financial reporting obligations will be governed by Cyprus law, and investors will be subject to Cyprus law with respect to disclosures of large shareholdings. Under Cyprus law, investors are required to make a notification to the Company and the Cyprus Securities and Exchange Commission whenever a shareholder's holding of shares in the Company reaches, exceeds or drops below 5%, 10%, 15%, 20%, 25%, 30%, 50% or 75% of the voting rights of the Company.

Following the Redomiciliation, Cyprus will also become the Company's "home member state" for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market.

Following the Redomiciliation, Frontline plc will be partly subject to the mandatory take-over provisions as set out in the Norwegian Securities Trading Act chapter 6, and will be partly subject to the provisions set out in the Public Takeover Bids for the Acquisition of Securities of Companies and Related Matters Law (Law 41(I)/2007) as amended by law 47(I)/2009 and 7(Ι)/2015 of Cyprus. The threshold at which the mandatory bid obligations are triggered, including possible exemptions from the obligation to present a bid (including possible exemptions for subsequent sale of shares), is subject to Cyprus law, pursuant to which a mandatory takeover bid is required where a person indirectly or directly acquires (together with persons acting in concert with the aforementioned person) a percentage of 30% or more of the existing voting rights in the Company. Upon reaching this threshold, the shareholder shall make an unconditional general offer for the purchase of the remaining shares in Frontline plc. The obligation to make an unconditional offer also applies where a shareholder, directly or indirectly, already holds 30% or more but less than 50%, of the voting rights in Frontline plc (i.e. that the shareholder held such amount of shares prior to listing or have inherited such shares) and such shareholder intends to increase the said percentage.

If any shareholder holds more than 50% of the voting rights, the Cyprus authorities might, subject to application from the relevant shareholder, exempt such shareholder from the bidding obligation, if the proposed acquisition does not affect the rights of the minority shareholders of Frontline plc. The takeover supervisory authority with respect to the threshold will be the Cyprus Securities and Exchange Commission.

December 20, 2022

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda

Questions should be directed to:
Lars H. Barstad: Chief Executive Officer, Frontline Management AS
+47 23 11 40 00
Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 00

Forward-Looking Statements

Matters discussed in this announcement may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline and its subsidiaries, desire to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. This announcement and any other written or oral statements made by Frontline or its behalf may include forward-looking statements, which reflect its current views with respect to future events and financial performance and are not intended to give any assurance as to future results. When used in this document, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this announcement are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although Frontline believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Frontline's control, it cannot assure you that Frontline will achieve or accomplish these expectations, beliefs or projections or satisfy the conditions to the Redomiciliation that are further described in this announcement or the Proxy Statement/Prospectus. Frontline undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. In addition to these important factors and matters discussed elsewhere herein, important factors that, in Frontline's view, could cause actual results to differ materially from those discussed in the forward-looking statements include important factors described from time to time in the reports and other documents, including filings with the U.S. Securities and Exchange Commission.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act.

NO OFFER OR SOLICITATION
This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, sell, or solicit any securities or any proxy vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.